FORM 11-K


03025556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 0-18166

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Financial Services Corporation
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Financial Services Corporation
P.O. Box 467
Hales Corners, Wisconsin 53130


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
181
SECTION

See page 15 for the exhibit index.

The original of this report on file with the SEC consists of 18 pages.

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The State Financial Services Corporation 401(k) Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23 Consent of Independent Auditors

99.1 Written Statement of the President and Chief Executive Officer

99.2 Written Statement of the Senior Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

State Financial Services Corporation
401(k) Savings Plan

Date: 10-30-03

By: 

Daniel L. Westrope
Senior Vice-President and Chief Financial Officer

State Financial Services Corporation
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001, and
year ended December 31, 2002

Contents

ƎY ERNST & YOUNG

■ Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

■ Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

Trustees
State Financial Services Corporation
401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of State Financial Services Corporation 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

June 26, 2003

MIL: 0305-0431457

State Financial Services Corporation
401(k) Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	$ 3,573	$ 36,792
Investments, at fair value *(Notes 2 and 3)*	4,783,231	4,871,287
Loans to participants	114,401	98,838
Assets available for benefits	$ 4,901,205	$5,006,917

See accompanying notes.

MIL: 0305-0431457

State Financial Services Corporation
401(k) Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Interest and dividends	$ 113,812
Net realized and unrealized appreciation in fair value of investments	266,060
	379,872
Participant contributions	638,420
Total additions	1,018,292
Deductions:	
Benefit payments	1,121,483
Expenses	2,521
Total deductions	1,124,004
Net decrease	(105,712)
Assets available for benefits at beginning of year	5,006,917
Assets available for benefits at end of year	$ 4,901,205

See accompanying notes.

MIL: 0305-0431457

1. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of State Financial Services Corporation (the Company) 401(k) Savings Plan (the Plan) have been prepared on the accrual basis.

Valuation of Investments

The mutual funds, common stock and money market funds are stated at fair value based on quoted market or redemption values on the last business day of the Plan year. Participant notes receivable are stated at outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description booklet for a more complete description of the Plan's provisions. Copies are available from the plan administrator.

General

The Plan is a defined-contribution plan that covers substantially all of the Company's employees meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Description of the Plan (continued)

Contributions

Participants may elect to make voluntary contributions through payroll deductions in accordance with Internal Revenue Code (IRC) Section 401(k) up to 100% of their annual wages before bonuses and commissions, subject to certain limitations. The Company may elect to provide a base or matching contribution. No base or matching contributions were made in 2002 or 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company contributions, if any, forfeitures and Plan earnings. Allocation of Plan earnings, which includes investment income, is based on account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and account balances among one or a combination of the Plan's several investment alternatives.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions vest 20% after two years and 20% for each year thereafter.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's separate account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through periodic payroll deductions.

2. Description of the Plan (continued)

Forfeitures

Forfeitures are allocated to remaining participant accounts based on each participant's relative compensation as compared to the total compensation of all participants.

Administrative Expenses

Administrative expenses are paid by the Company in accordance with the Plan's provisions, except for investment advisory fees, which are paid by the Plan.

Payment of Benefits

On termination of service, a participant may elect payment of his or her account in a lump sum or in installment payments. In addition, a participant may apply for a distribution of all or a portion of his or her account prior to termination due to immediate and heavy financial needs of the participant, as defined by the IRC.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	December 31	
	2002	**2001**
Money market fund:		
Cash Management Fund Trust	$ 797,832	$1,321,670
Mutual funds:		
PIMCO Stocks Plus	461,907	854,053
American Balanced Fund	594,644	610,811
AIM Small Cap Growth	270,055	356,921
PIMCO Total Return II	262,656	250,962
Common stock:		
State Financial Services Corporation	2,005,201	1,431,787

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Fair value as measured by quoted market price:	
Common stock	$ 689,727
Mutual funds	(423,667)
	$ 266,060

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all accounts become fully vested and the net assets of the Plan are to be allocated to the participants on the basis of their individual account balances.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$613,608
Less amounts allocated to Form 5500 to withdrawn participants at December 31, 2001	(49,373)
Benefits paid to participants per the Form 5500	$564,235

6. Differences Between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

State Financial Services Corporation
401(k) Savings Plan

Employer Identification Number 39-0634230
Plan Number 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue and Description of Investment	Number of Shares	Current Value
Money market funds:		
Schwab Money Market Fund	3,573	$ 3,573
Cash Management Fund Trust	797,832	797,832
Mutual funds:		
AIM Small Cap Growth	14,613	270,055
American Balanced Fund	41,237	594,644
American Funds Euro Pacific Growth Fund	1,674	38,463
Fidelity Advantage Strategic Income	4,860	50,203
American Funds Growth Fund	6,346	117,203
PIMCO Renaissance	6,673	97,027
PIMCO Stocks Plus	59,448	461,907
PIMCO Total Return II	25,575	262,656
State Street Research Aurora	3,412	88,040
Common stock:		
State Financial Services Corp*	119,785	2,005,201
Participant notes receivable, with various maturities and interest rates ranging from 4.25% to 10.5%		114,401
		$4,901,205

*Represents a party in interest to the Plan.

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Auditors
99.1	Written Statement of the President and Chief Executive Officer
99.2	Written Statement of the Senior Vice President and Chief Financial Officer

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69563) pertaining to the State Financial Services Corporation 401(k) Savings Plan of our report dated June 10, 2003, with respect to the financial statements and schedule of the State Financial Services Corporation 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Milwaukee, Wisconsin
June 26, 2003

Exhibit 99.1

Written Statement of the President and Chief Executive Officer
Pursuant to 18 U.S.C. ∍1350

Solely for the purposes of complying with 18 U.S.C. ∍1350, I, the undersigned President and Chief Executive Officer of State Financial Services Corporation, which administers the State Financial Services Corporation 401(k) Savings Plan (the "Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Michael J. Falbo
June 30, 2003

Exhibit 99.2

Written Statement of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. э1350

Solely for the purposes of complying with 18 U.S.C. э1350, I, the undersigned Senior Vice President and Chief Financial Officer of State Financial Services Corporation, which administers the State Financial Services Corporation 401(k) Savings Plan (the "Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Daniel L. Westrope
June 30, 2003